

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Susan B. Washer
President and Chief Executive Officer
Applied Genetic Technologies Corporation
14193 NW 119th Terrace, Suite #10
Alachua, FL 32615

      Re: Applied Genetic Technologies Corporation
          Registration Statement on Form S-3
          Filed May 30, 2018
          File No. 333-225286

Dear Ms. Washer:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 Filed May 30, 2018

Information Incorporated by Reference, page 28

1.   Please revise your registration statement to incorporate by reference the Form 10-K/A filed on September 8, 2017. For guidance, please refer to Item 12(a) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stacie S. Aarestad, Esq.